November 4, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: John Grzeskiewicz, Senior Counsel

Re:	EntrepreneurShares Series Trust — File Nos.: 333-168040 and 811-22436 Registration Statement on Form N-1A

Dear Mr. Grzeskiewicz:

On behalf of EntrepreneurShares Series Trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed to us in a phone conversation on October 27, 2010 with Christina DiAngelo of the accounting Staff, and in a phone conversation with you on November 2, 2010, relating to Pre-Effective Amendment No. 1 to the registration statement on Form N-1A of the Trust with respect to shares of its series, EntrepreneurShares Global FundTM (the “Fund”), which was filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which was filed on October 25, 2010 (Accession No. 0000898432-10-001376).

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed by the Fund’s response.

Financial Statements Comments

1.     Comment — There is a discrepancy between the date of the Statement of Assets and Liabilities (October 20, 2010) and the date cited in the first paragraph of the report (October 15, 2010).  Please resolve the discrepancy.

Response — The date of the Statement of Assets and Liabilities is October 15, 2010 and the Fund’s Statement of Additional (“SAI”) has been revised to reflect this.

2.     Comment — Note 5 to the Financial Statements states that the Fund’s investment adviser (the “Advisor”) will absorb organizational and offering costs through the date of the Financial Statements.  If the Fund will pay such costs incurred after the date of the seed audit, please include a Statement of Operations in the Financial Statements section of the SAI.

Response — The Fund has revised its Financial Statements to include a Statement of Operations disclosing that organizational expenses will be advanced to the Fund by the Advisor.

Securities and Exchange Commission
November 4, 2010

The Fund has added language to Note 5 clarifying that the Advisor has agreed to reimburse the Fund for these expenses in accordance with the Fund's expense limitation agreement.

Prospectus and SAI Comments

3.     Comment — Please clarify that the Fund’s investment subadviser (the “Subadvisor”) manages the Fund by taking long positions directly in the securities of companies that the Subadvisor determines to have entrepreneurial characteristics, without using derivatives as a principal strategy.

Response — The Fund confirms that the Subadviser will manage the Fund in the manner described in this Comment No. 3.

4.     Comment — Please disclose that the Fund will give shareholders 60 days’ notice of any change to the Fund’s investment objective.

Response — The requested change has been made to the Fund’s prospectus and SAI.

*           *           *           *           *

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the registration statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

3.
The action of the SEC or the Staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filing;

4.	The Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust intends to make the changes described in this letter in a pre-effective amendment to the Trust’s registration statement accompanying this response.  The Fund anticipates seeking effectiveness of its registration statement on or about November 5, 2010.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  Accordingly, the Fund intends to file the necessary acceleration requests.

Securities and Exchange Commission
November 4, 2010

If you have any questions concerning the foregoing, please contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
                     George P. Attisano

cc:	Joel M. Shulman David Cragg George J. Zornada